InVivo Therapeutics Holdings Corp.

One Broadway, 14th Floor

Cambridge, MA 02142

January 9, 2012

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz
Assistant Director

Re:	InVivo Therapeutics Holdings Corp.
Registration Statement on Form S-1
Filed December 16, 2011
File No. 333-178584

Dear Ms. Ravitz:

This letter is submitted on behalf of InVivo Therapeutics Holdings Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on December 16, 2011, as set forth in your letter dated December 28, 2011 to Frank M. Reynolds (the “Comment Letter”). The Company is concurrently filing via EDGAR Pre-Effective Amendment No. 1 to Form S-1 on Form S-3 for the purpose of converting the Registration Statement to a shelf registration statement, as the Company is currently eligible to use Form S-3 for primary offerings.

For reference purposes, the text of the Staff comments contained in the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

Comment No. 1

Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. For instance, we note that you have not disclosed the number of shares of common stock being offered, the number of warrants being offered, the number of shares underlying the warrants, or the termination date of the offering. Please note that we may have additional comments after you file this information.

Securities and Exchange Commission

January 9, 2012

Response to Comment No. 1

As noted above, the Company is converting the Registration Statement to a shelf registration statement on Form S-3. As such, the base prospectus provides a general description of the securities the Company may offer. Each time the Company sells securities, the Company will provide a prospectus supplement that will contain specific information about the securities being offered and the terms of that offering.

Item 16. Exhibits and Financial Statement Schedules, page II-4

Comment No. 2

Please revise to include the interactive data file exhibit required by Regulation S-K Item 601.

Response to Comment No. 2

As noted above, the Company is converting the Registration Statement to a shelf registration statement on Form S-3. The Form S-3 does not directly include financial statements; accordingly no interactive data file exhibit is required with respect to the amended Registration Statement. The amended Registration Statement does, however, incorporate by reference reports filed with the Commission that include interactive data exhibits.

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If you should have any questions about this letter, please do not hesitate to call the undersigned at (617) 475-1520.

Sincerely,

/s/ Frank M. Reynolds
Frank M. Reynolds
Chief Executive Officer